                                                                    EXHIBIT 99.1


(LOGO)                      CAMPBELL RESOURCES INC.

                                 PRESS RELEASE
                              FOR IMMEDIATE RELEASE

             CAMPBELL RESOURCES ANNOUNCES A $2.5 MILLION FINANCING

MONTREAL, NOVEMBER 15, 2007 - CAMPBELL RESOURCES INC. (TSX: CCH, OTC BULLETIN
BOARD: CBLRF) ("Campbell") is pleased to announce that it intends to complete a non-brokered private placement (the "Private Placement") of up to 14,705,883 flow-through common shares priced at $0.17 per flow-through common share, for total proceeds of up to $2,500,000.

The closing of the private placement is scheduled no later than November 23, 2007. All securities issued pursuant to the Private Placement will be subject to a four month hold period. Cash commissions of 6% of the proceeds of certain subscriptions may be payable to agents. The Private Placement is subject to approval by the Toronto Stock Exchange.

The proceeds of the private placement will be used to fund further development of Campbell's operations in Chibougamau (Quebec).

CAMPBELL is a mining company focusing mainly in the Chibougamau region of Quebec, holding interests in gold and gold-copper exploration and mining properties.

Certain information contained in this release contains "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those "Risk Factors" set forth in the Campbell's current Annual Report on Form 20-F for the year ended December 31, 2006. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and mineral reserves and resources of Campbell. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Campbell undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.

                                     - 30 -

FOR MORE INFORMATION:

CAMPBELL RESOURCES INC.                        Renmark Financial Communications Inc.
Andre Fortier, President and Chief Executive   Henri Perron, hperron@renmarkfinancial.com
Officer                                        Julien Ouimet,jouimet@renmarkfinancial.com
Tel.: 514-875-9037                             Tel.: 514-939-3989
Fax:  514-875-9764                             Fax:  514-939-3717
afortier@campbellresources.com                 www.renmarkfinancial.com